Q77.M)  Mergers

Acquisition of Financial Investors Trust - Aristata Funds

As of the close of business on November 19, 2004, the Westcore Blue Chip Fund, Westcore Plus Bond Fund and the Westcore Colorado Tax-Exempt Fund acquired all of the assets and liabilities of the Financial Investors Trust - Aristata Equity Fund, Financial Investors Trust-Aristata Quality Bond Fund and Financial Investors Trust-Aristata Colorado Tax-Exempt Fund, respectively, pursuant to a Plan of Reorganization approved by each Aristata Funds’ respective shareholders on November 12, 2004. The Westcore Board approved the Plan of Reorganization on September 13, 2004.  No approval by any of the Westcore shareholders was required or sought in connection with the mergers. The acquisition was accomplished by a tax-free exchange of Westcore Fund shares for Financial Investors Trust-Aristata Fund shares as listed in the table below:

	Shares Outstanding Prior to Merger	Shares Outstanding Following Merger	Net Assets Prior to Merger		Net Assets Following Merger

Financial Investors Trust - Aristata Equity Fund	4,457,776	-	$28,569,298	(1)	-
Westcore Blue Chip Fund	2,694,154	5,004,837	33,291,695		$61,860,993

Financial Investors Trust - Aristata Quality Bond Fund	1,113,130	-	10,600,469	(1)	-
Westcore Plus Bond Fund	12,855,510	13,826,823	140,255,347		150,855,816

Financial Investors Trust - Aristata Colorado Quality Tax-Exempt Fund	1,046,500	-	9,926,142	(1)	-
Westcore Colorado Tax-Exempt Fund	4,523,506	5,393,908	51,598,536		61,524,678

(1) Includes $4,320,509, $530,222 and $599,298 of unrealized appreciation on investments for the Aristata Equity Fund, Aristata Quality Bond Fund and Aristata Colorado Quality Tax-Exempt Fund, respectively.  The conversion ratio of the Aristata Equity, Aristata Quality Bond, and Aristata Colorado Quality Tax-Exempt Funds was 0.508, 0.873 and 0.832.